EXHIBIT 21.1

ACCURIDE CORPORATION

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation

Accuride Canada, Inc.	Canada

Accuride Texas, Inc.	Delaware

Accuride Henderson Limited Liability Company	Delaware

AKW, L.P.	Delaware

AKW General Partner, L.L.C.	Delaware

Accuride de Mexico, S.A. de C.V.	Mexico

Accuride Cuyahoga Falls, Inc.	Delaware

Accuride Monterrey S.A. de C.V.	Mexico